                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                       CORT BUSINESS SERVICES CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   220493-10-0
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 11, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 7 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220493-10-0             SCHEDULE 13D                Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citicorp Venture Capital Ltd.
      13-2598089
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      W/C
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             5,778,518
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,778,518
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,778,518
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 220493-10-0             SCHEDULE 13D                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citibank, N.A.
      13-5266470
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             5,778,518
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,778,518
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,778,518
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 220493-10-0             SCHEDULE 13D                Page 4 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citicorp
      06-1515595
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             5,778,518
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,778,518
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,778,518
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 220493-10-0             SCHEDULE 13D                 Page 5 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citigroup Inc.
      52-1568099
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             5,905,485
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,905,485
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,905,485
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the 13D originally filed on March 29, 1999 with the Securities and Exchange Commission pursuant to Rule 13d- 1 of the Securities Exchange Act of 1934, as amended.

            This Amendment No. 1 relates to the Common Stock, par value $.01 per share of (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). Amendment No. 1 is being filed due to the conversion by Citicorp Venture Capital, Ltd. ("CVC") of a certain number of shares of nonvoting Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Issuer into an equal number of shares of Common Stock.

            Item 4 is hereby amended by adding the following two sentences at the end of the first paragraph thereof:

            On April 29, 1999, CVC delivered written notice to the Issuer, requesting the conversion of all of the shares of Class B Common Stock held by CVC into a like number of shares of Common Stock. This conversion became fully effective on May 7, 1999, following termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. All of the Shares held by CVC are now held in the form of Common Stock.


                                 (Page 6 of 7)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1999

                                        CITICORP VENTURE CAPITAL LTD.

                                        By:     /s/ Byron Knief
                                            ------------------------------------
                                                Name: Byron Knief
                                                Title: Senior Vice President


                                        CITIBANK, N.A.

                                        By:     /s/ Glenn S. Gray
                                            ------------------------------------
                                                Name: Glenn S. Gray
                                                Title:Assistant Secretary


                                        CITICORP

                                        By:     /s/ Glenn S. Gray
                                            ------------------------------------
                                                Name: Glenn S. Gray
                                                Title: Assistant Secretary


                                        CITIGROUP INC.

                                        By:     /s/ Glenn S. Gray
                                            ------------------------------------
                                                Name: Glenn S. Gray
                                                Title: Assistant Secretary


                                 (Page 7 of 7)